Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Mail: P.O. Box 8888
Camp Hill, PA 17001-8888 USA

Telephone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

February 27, 2008

Via EDGAR and FEDEX

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Harsco Corporation
Form 10-Q for the quarter ended September 30, 2007
File No. 1-3970

Dear Mr. O’Brien:

The following is our response to your letter dated February 21, 2007:

Form 10-Q for the quarter ended September 30, 2007

SEC Staff Comment:
C.  Review of Operations by Segment, page 6
1.
We have read your response to comment 3 in our letter dated December 31, 2007, and the supplemental information provided to us.  Notwithstanding the fact that operating income as a percentage of average EVA capital (adjusted for goodwill) appears to be similar in the 2006 and 2007 periods for the three operating segments within the Access Services reportable segment, we note that revenue and operating income for each of these operating segments for the month, quarter, and nine months ended September 30, 2007, vary widely compared to the respective year-ago periods, a notion that runs counter to the economic characteristic aggregation criteria in paragraph 17.  For example, we note the following:

•
From page 11 of the CODM report, we can derive the revenue growth rates for the three segments in Access Services.  The revenue growth rate is 31% for SGB Group, 46% for Hünnebeck, and 26% for Patent Construction Systems.

•
From pages 11 and 15 of the CODM report, we can derive profit margins for the three segments in Access Services.  SGB Group has a profit margin significantly less than the other two operating segments in both 2007 and 2006.

•
From page 11 of the CODM report, we have calculated that each of SGB Group, Hünnebeck and Patent Construction Systems exceeds the 10% income test pursuant to paragraph 18b. of SFAS 131 for the nine months ended September 30, 2007.  It also appears that SGB Group will exceed the 10% income and revenue tests for the annual periods.

Please explain how you have considered these factors in your analysis of the aggregation criteria pursuant to SFAS 131.  Also, please provide us with a copy of the December 31, 2005, and 2006 CODM reports with an explanation of how the financial performance during these periods supports aggregation.

Regarding the “All Other” category, we note from page 11 of the CODM report that the sales growth rates for the six operating segments therein range from (10%) to 25%.  From pages 11 and 15 of the CODM report, we have calculated profit margins ranging from 11% to 33%.  Please clarify how you are in compliance with paragraphs 17 and 19 of SFAS 131.  Specifically, aggregation is not permitted for segments with dissimilar economic characteristics.

Company’s Response:

Following our discussion of February 27, 2008, we have prepared the following response which summarizes the factors supporting the aggregation of the SGB, Hünnebeck and Patent brands as the Access Services Segment:

Introduction
•	All three brands composing the Access Services Segment are identical businesses.

•	All provide the same services – scaffolding, forming and shoring services to construction, engineering and industrial services customers.

•	The Hϋnnebeck and SGB brands were both acquired since 2000.

•
The monthly financial statement package, which is reviewed by the Chief Operating Decision Maker (“CODM”), has historically broken out most acquisitions to monitor their performance against original projections.  Hϋnnebeck and SGB have been broken out for that reason.

•
However, since integration and convergence activities have substantially progressed for these identical businesses, consistent with our previously established goal as of January 1, 2008, all three brands are now reported together as one sales, income and EVA® amount in the CODM report.

•	All three brands will be reported as one in the CODM report throughout 2008 and in future periods.

•
The on-going convergence activities that have occurred and the integration of management, personnel, processes and technology will result in further convergence of economic characteristics (i.e., EVA performance, etc.).

Brand Convergence
•
In 2006, the Access Services Executive Committee (“ASEC”) was formed to set strategies and make key resource allocation decisions for all three brands as one operating group.  The ASEC was headed by the Harsco President and CFO, who has now been named the CEO.  The ASEC has full management authority over the entire worldwide access services business.

•	In addition, the convergence of the brands has progressed over the last few years as follows:
o
Operations in countries having branches of multiple access services’ brands have been combined under one of the brands (e.g., SGB U.S. has been combined into Patent U.S.; SGB Denmark has been combined into Hϋnnebeck Denmark; SGB

Poland has been combined into Hϋnnebeck Poland; Hϋnnebeck Holland has been combined into SGB Holland, etc.)
o	Such combinations have been seamless because the businesses are identical.

•	These combinations will result in the further near-term and long-term convergence of economic characteristics among the three brands.

•
Since the acquired brands had different enterprise resource planning (“ERP”) systems, in early 2006 implementation of the same software for all brands was begun and will be completed in 2008.  One instance of the software is being used globally as the businesses are the same worldwide.

•
Other initiatives of the ASEC include global procurement and logistics.  This can be accomplished since the types of products and distribution methods are the same.  The reduced costs will result in further long-term convergence of the economic characteristics (as per SFAS 131, paragraph 17).

•
The sharing of engineering resources and drawings among all three brands is another initiative of the ASEC.  Thus, costs will be reduced and duplication of effort will be avoided among all three brands.  The most effective engineering solution can be used by leveraging a worldwide database.  Again, this will result in further convergence of the economic characteristics among the three brands.

•
The ASEC has also initiated brand optimization programs such as “lean sigma” to establish a “model branch” concept in which all global access services operations use the best practices developed by the team personnel and implement them worldwide.  Global branches will operate using a “cookie-cutter” approach.  This will result in further convergence of near-term and longer-term economic characteristics.

•
The ASEC has also overseen the Sarbanes-Oxley (“SOX”) Section 404 process for the access services brands.  Since the brands are the same business, the same internal control procedures can be used for all three brands worldwide.  SOX optimization procedures have been put in place to ensure conformity occurs worldwide.

•
All of the aforementioned convergence initiatives will culminate in the rebranding of the Access Services Segment under one brand name.  Since all of the brands are the same business, this is the logical result of the integration of the acquired brands.

o	A consulting firm has been hired to determine the most appropriate “one-brand” implementation strategy. The one-brand name will be fully implemented by the end of this year.
o
The current three brands will then be known only by the new chosen brand name and all worldwide locations will no longer be differentiated by the old brand name, the only current differentiating factor.

o	The one access services brand will report to the current access services segment manager (per SFAS 131, paragraph 14), who oversees all three brands, as well as the ASEC.

Resource Allocation and Economic Characteristics
•	The CODM makes all resource allocation decisions (see SFAS 131, paragraph 12), based upon the most important economic characteristic for that purpose, economic value added (EVA®).

•
EVA equals after-tax operating profits less a charge for the use of capital employed to create those profits.  Thus, EVA encompasses broad economic characteristics that consider both profitability and the amount of capital employed.

•	All access services’ investments, capital expenditures, potential acquisitions, etc., are evaluated, and subsequent decisions are made based upon economic value added.

•
The Board of Directors also bases resource allocation decisions upon economic value added.  The CODM or CFO provide EVA data in presentations for resource allocation decisions requiring Board approval (e.g., capital investments, acquisitions, etc.), while operating margins are excluded from those presentations.

•
While operating margins are included in the CODM package, and they are important to some investors, the Company’s operating decisions are based solely upon economic value added, the most relevant economic characteristic in the determination of a company’s long-term stock-price performance.

•
Because of its importance as a long-term indicator of economic success, executive officers’ and key Company management’s short-term and long-term incentive compensation is based solely upon EVA improvement.

“All Other” Category
•	Operating segments in this category are combined as allowed by paragraph 21 of SFAS 131.

•	“All other” category is not a reportable segment.

•	Aggregation criteria of paragraph 17 and 19 of SFAS 131 are not applicable.

Conclusion
•
The three access services brands are identical businesses, are managed as one business by the segment manager and the ASEC, and have similar economic characteristics based upon the CODM’s and the Board of Directors’ measure of resource allocation, EVA.  Therefore, the three brands are appropriately aggregated as the Access Services Segment.

•	Beginning in 2008, the three brands will become one brand and, as such, only that brand is being reported in the CODM financial package.

Pursuant to our conversations of last Friday, February 22, 2008 and of Wednesday, February 27, 2008, we have supplementally provided you the following documents:

1.	A presentation that we reviewed with you as part of our conference call that occurred on Wednesday, February 27, 2008.

2.	A summary financial report for January 2008 that will be incorporated into the January 31, 2008 financial statements and supplementary schedules which will be provided to the CODM when completed.

3.	A copy of the February 26, 2008 Board of Directors capital budget approval presentation to support EVA as the principal economic characteristic used to allocate resources.

4.	A copy of the Company’s December 31, 2005 financial statements and supplementary schedules that were provided to the Company’s CODM.

5.	A copy of the Company’s December 31, 2006 financial statements and supplementary schedules that were provided to the CODM.

In accordance with Rule 12b-4, promulgated under the Securities Exchange Act of 1934, we request that such materials enumerated above be returned following completion of your review.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (717) 612-5659.

  Sincerely,

/s/ Stephen J. Schnoor
Stephen J. Schnoor
Senior Vice President and
Chief Financial Officer

Attachments

cc:	Jenn Do
Al Pavot